                                                                       EXHIBIT 2

COMPANY PRESS RELEASE

SOURCE: ACS MOTION CONTROL LTD.

ACS MOTION CONTROL LTD, 2007, FOURTH QUARTER AND YEAR END RESULTS

MIGDAL HA'EMEK, Israel, April 3, 2008 /PRNewswire/ - ACS Motion Control Ltd.,
(Nasdaq: ACSEF - news), a developer and manufacturer of advanced motion control products, today reports 2007 fourth quarter and year end results.

Revenues for fiscal year 2007 were $8,868,000, compared to $13,503,000 revenues reported in 2006. Revenues for the fourth quarter of 2007 were $2,236,000, compared to $2,947,000 revenues reported in the fourth quarter of 2006.

Net loss in 2007 was $(685,000), or $(0.21) per share, compared to $1,537,000 net income, or $0.48 per share in 2006. Net loss for the fourth quarter of 2007 was $(542,000), or $(0.17) per share, compared to $120,000 net income, or $0.04 per share in the fourth quarter of 2006.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the
Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT: ZE'EV KIRSHENBOIM, CHAIRMAN OF THE BOARD OF DIRECTORS, ACS MOTION
CONTROL LTD. (972-4-654-6440)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                              THREE MONTHS ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                                 -----------------------       -----------------------
                                                   2007           2006           2007           2006
                                                 --------       --------       --------       --------
                                                                      CONSOLIDATED
                                                 -----------------------------------------------------
                                                    U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                 -----------------------------------------------------

Revenues                                            2,236          2,947          8,868         13,503
Cost of revenues                                    1,070          1,483          4,261          6,831
Write off - Inventory                                 228             24            400             46
                                                 --------       --------       --------       --------
Gross profit                                          938          1,440          4,207          6,626
                                                 --------       --------       --------       --------
Research and development costs
Costs incurred                                        712            597          2,303          2,065
Less participations                                  (115)          (116)          (438)          (340)
                                                 --------       --------       --------       --------

Research and development costs, net                   597            481          1,865          1,725

Sales and marketing expenses                          452            469          1,659          1,783
General and administrative expenses                   416            413          1,565          1,675
                                                 --------       --------       --------       --------

Total operating costs                               1,465          1,363          5,089          5,183
                                                 --------       --------       --------       --------

Operating income (loss)                              (527)            77           (882)         1,443
Financing income, net                                  91             51            287            167
Impairment of investment in other company            (169)            (9)          (169)            (9)
                                                 --------       --------       --------       --------

Income (loss) before taxes on income                 (605)           119           (764)         1,601
Income taxes                                           63              1             79            (64)
                                                 --------       --------       --------       --------

Net income  (loss)                                   (542)           120           (685)         1,537
                                                 ========       ========       ========       ========

Earnings (loss) per Share
in U.S. dollars
Basic net earnings (loss) per share                 (0.17)          0.04          (0.21)          0.48
                                                 ========       ========       ========       ========

Weighted average number shares used
in computation of earnings (loss) per share
Basic - in thousands                                3,281          3,266          3,277          3,207
                                                 ========       ========       ========       ========

CONSOLIDATED BALANCE SHEETS

                                                                                                DECEMBER 31,
                                                                                        ---------------------------
                                                                                            2007            2006
                                                                                        ----------       ----------
                                                                                                CONSOLIDATED
                                                                                        ---------------------------
                                                                                          U.S. DOLLARS IN THOUSANDS
                                                                                        ---------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                    3,136            3,042
Marketable debt securities                                                                   4,103            2,619
Trade receivables, net                                                                       1,966            2,335
Inventories                                                                                  2,534            3,356
Other accounts receivable                                                                      422              485
                                                                                        ----------       ----------
TOTAL CURRENT ASSETS                                                                        12,161           11,837
                                                                                        ----------       ----------

LONG-TERM ASSETS
Deferred income taxes                                                                          123              110
Marketable debt securities                                                                     982            1,933
Investment in other company                                                                    363            1,002
Inventories                                                                                    906              302
Pre-paid expenses and lease deposits                                                            71              104
                                                                                        ----------       ----------
TOTAL LONG-TERM ASSETS                                                                       2,445            3,451
                                                                                        ----------       ----------

PROPERTY AND EQUIPMENT
Cost                                                                                         3,951            3,648
Less - accumulated depreciation                                                              3,416            3,160
                                                                                        ----------       ----------
                                                                                               535              488
                                                                                        ----------       ----------

TOTAL ASSETS                                                                                15,141           15,776
                                                                                        ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables                                                                               1,569            1,440
Other accounts payable and accruals                                                          1,104            1,226
                                                                                        ----------       ----------
TOTAL CURRENT LIABILITIES                                                                    2,673            2,666
                                                                                        ----------       ----------

ACCRUED SEVERANCE PAY, NET                                                                     198              202
                                                                                        ----------       ----------

TOTAL LIABILITIES                                                                            2,871            2,868
                                                                                        ==========       ==========
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
    Authorized - 8,000,000 shares as of December 31, 2007 and 2006; Issued -
    3,280,751 and 3,266,752 shares as of December 31, 2007 and 2006, respectively;
    Outstanding - 3,280,751 and 3,266,751 shares as of December 31, 2007 and 2006,
    respectively                                                                                10               10
    Additional paid-in capital                                                               7,376            7,329
    Treasury shares - at cost (1 share as of December 31, 2007 and 2006)                      (150)            (150)
    Retained earnings                                                                        5,034            5,719
                                                                                        ----------       ----------
TOTAL SHAREHOLDERS' EQUITY                                                                  12,270           12,908
                                                                                        ----------       ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  15,141           15,776
                                                                                        ==========       ==========

NET TANGIBLE ASSETS                                                                         12,270           12,908
                                                                                        ==========       ==========